SEC 13014537 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 30 2013
Washington DC
404

SEC FILE NUMBER
8-1342 8-22058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 1, 2012 AND ENDING MAY 31, 2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUELL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 GLASTONBURY BOULEVARD, SUITE 102
(No. and Street)

GLASTONBURY (City) CONNECTICUT (State) 06033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRIS BERRIS (860) 657-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALFIN, FAGIN & FALCE LLP
(Name – *if individual, state last, first, middle name*)

231 FARMINGTON AVENUE (Address) FARMINGTON (City) CONNECTICUT (State) 06032 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OP 8/6/13

KW 8/5

OATH OR AFFIRMATION

I, CHRIS BERRIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUELL SECURITIES CORP., as of MAY 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President | CEO

Title

Vicki Kupec

Notary Public

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☒ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA
STEPHEN M. RUGGIERO, CPA, MST

JOSEPH A. BERNARDI, CPA
(1943-2010)

TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, CT 06033

We have audited the accompanying statement of financial condition of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2013, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buell Securities Corp. as of May 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1, 2 and 3, as well as Appendix A required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Very truly yours,

Alfin, Fagin & Falce LLP

ALFIN, FAGIN & FALCE LLP
Certified Public Accountants

June 13, 2013

We present the following report as of May 31, 2013:

Exhibit A -	Statement of Financial Condition as of May 31, 2013.
Exhibit B -	Statement of Income for the Year Ended May 31, 2013.
Exhibit C -	Statement of Cash Flows for the Year Ended May 31, 2013.
Exhibit D -	Statement of Changes in Stockholders' Equity for the Year Ended May 31, 2013.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement and Computation of Aggregate Indebtedness Pursuant to Rule 15C3-1 as of May 31, 2013.
Schedule 2 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15C3-3 as of May 31, 2013.
Schedule 3 -	Reconciliation of the Computation of Net Capital and Reconciliation of the Computation of Aggregate Indebtedness under Rule 15C3-1 as of May 31, 2013.
Appendix A -	Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 as of May 31, 2013.

EXHIBIT A

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
May 31, 2013

ASSETS

Current Assets:		
Cash and cash equivalents	$ 120,164	
Marketable securities owned, at market value	9,438	
Prepaid federal income tax	515	
Other assets	57,982	
Total Current Assets		$ 188,099
Property and Equipment (net of accumulated depreciation)		-
TOTAL ASSETS		$ 188,099

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$ 82,729	
Accounts payable and accrued expenses	3,611	
Total Liabilities		$ 86,340
Stockholders' Equity:		
Common stock	110,700	
Capital in excess of par	16,686	
Accumulated deficit	(26,965)	
Accumulated other comprehensive income	1,338	
Total Stockholders' Equity		101,759
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 188,099

The accompanying notes are an integral part of these financial statements

EXHIBIT B

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED
May 31, 2013

Revenues		$ 1,989,714
Operating Expenses:		
Officers' salaries and commissions	$ 478,024	
Commissions	779,758	
Office salaries	115,200	
Outside contractors	70,323	
Payroll taxes	79,393	
Rent	104,181	
Insurance - business	10,072	
Insurance - group	94,012	
Dues and subscriptions	23,626	
Office expenses	37,040	
Communication	56,033	
Professional fees	11,758	
Retrieval services	37,795	
Clearing and surcharge related expenses	108,451	
Property and other taxes	1,311	
Charitable contributions	2,400	
Total Operating Expenses		2,009,377
Loss Before Provision for State Minimum Tax		(19,663)
Provision for state minimum tax		250
Net Loss for the Year		$ (19,913)

The accompanying notes are an integral part of these financial statements

EXHIBIT C

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
May 31, 2013

Cash Flows From Operating Activities:		
Net loss		$ (19,913)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		
Increase (Decrease) in Assets and Liabilities:		
Commissions receivable	$ 403	
Prepaid federal income tax	1,600	
Commissions payable	(6,143)	
Accounts payable and accrued expenses	(4,395)	
Total Adjustments		(8,535)
Net Cash Used In Operating Activities		(28,448)
Cash and Cash Equivalents at Beginning of Year		148,612
Cash and Cash Equivalents at End of Year		$ 120,164
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ -
Income taxes		$ 250

The accompanying notes are an integral part of these financial statements

EXHIBIT D

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
May 31, 2013

	Common Stock	Capital in Excess of Par	Accumulated Deficit
Balances - May 31, 2012	$ 110,700	$ 16,686	$ (7,052)
Net loss	-	-	(19,913)
Balances - May 31, 2013	$ 110,700	$ 16,686	$ (26,965)

The accompanying notes are an integral part of these financial statements

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2013

Note 1 - Organization and Business Description:

Buell Securities Corp. (the "Company") operates a broker-dealer business from one location in Glastonbury, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Securities Investors Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). The Company is a regular Connecticut Corporation owned privately by three shareholders. The Company is an introducing broker-dealer and uses a carrying broker to hold customer accounts and clear customer transactions.

Note 2 - Significant Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions and other income are recorded on a trade-date basis. Interest is recorded as earned. Expenses are recorded as incurred.

Revenues consist of: commissions on transactions in exchange listed equity securities, commissions on listed option transactions, other securities commissions, revenues from the sale of investment company shares, interest income and fees.

B. Depreciation:

The Company provides for depreciation utilizing accelerated methods. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred. There was no depreciation expense for the year ended May 31, 2013.

C. Income Taxes:

The Company is incorporated as a "C" Corporation under the Internal Revenue Code. The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial.

For the year ended May 31, 2013, the federal income tax and state income tax expenses was \$0 and \$250, respectively.

As of May 31, 2013, the Company had a federal net operating loss carryforward of \$19,691; \$8,164 will expire in 2032 and \$11,527 will expire in 2033. As of May 31, 2013, the Company had a Connecticut net operating loss carryforward of \$18,888; \$7,914 will expire in 2032 and \$10,974 will expire in 2033.

In accordance with FASB ASC 740, Income Taxes, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained.

Note 2 - Significant Accounting Policies (Continued):

C. Income Taxes (Continued):

Based on the evaluation, if it were more that 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying statement of financial position along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses. No interest or penalties have been accrued or charged to expense for the year ending May 31, 2013.

The Company's federal and state income tax returns are subjected to examination by taxing authorities for a period of three years from the date they are filed.

D. Marketable Securities:

Marketable securities consist of 300 shares of the NASDAQ common stock; fair market value was $9,438 as of May 31, 2013. The unrealized gain for the year ended May 31, 2013 was $2,874 and is included in accumulated other comprehensive income.

E. Common Stock:

As of May 31, 2013, the Company has 4,650 shares authorized common stock, 1,107 of which are issued and outstanding; the shares have a par value of $100.

F. Basis of Presentation:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 3 - Receivable From Broker-Dealers and Clearing Organization:

The Company clears security transactions through the Pershing Division ("Pershing"), whereby Pershing carries the cash accounts of the customers of the Company on a fully-disclosed basis. Under terms of this agreement, Pershing executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

Receivables and related securities held at Pershing that are included in cash and cash equivalents as of May 31, 2013 were $71,975.

Note 3 - Receivable From Broker-Dealers and Clearing Organization (Continued):

Under this agreement, the Company is required to maintain a minimum cash deposit of $50,000, on which it receives interest at the Standby Reserve Fund rate. The Company receives commissions and principal trading gains on a monthly basis.

Note 4 - Property and Equipment:

Property and equipment are stated at cost and consists of the following as of May 31, 2013:

Furniture and equipment	$ 97,166
Less: Accumulated depreciation	97,166
Cost Less Depreciation	$ -

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the SEC Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness or $50,000. The Company would be precluded from the distribution of equity capital if net capital were less than 10% of such indebtedness.

As of May 31, 2013, the Company has net capital of $90,765, which was $40,765 in excess of the minimum required.

Note 6 - Rent Expense:

In September 2005, the Company negotiated a lease for 4,531 square feet of office space located in Glastonbury, Connecticut. The original lease term was from December 22, 2005 through May 31, 2011 and obligates the Company to pay a pro rata share of operating expenses. In August 2010, the Company negotiated to extend the lease term to October 31, 2016. Total rent expense for the year ended May 31, 2013 was $104,181.

At May 31, 2013, future minimum lease payments over the term of the lease were as follows:

May 31, 2014	$ 104,779
May 31, 2015	115,446
May 31, 2016	116,579
May 31, 2017	48,614
	$ 385,418

Note 7 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees. The Company also maintains a Section 125 Cafeteria Plan for the benefit of its electing employees.

Note 8 - Advertising Costs:

The Company did not have any advertising costs for the year ended May 31, 2013.

Note 9 - Subsequent Events:

The Company did not have any other subsequent events through June 13, 2013, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended May 31, 2013.

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
May 31, 2013

Stockholders' Equity, per Exhibit A	$ 101,759
Less: Nonallowable assets & other deductions:	
Other assets	8,350
Net capital before haircuts on security positions	93,409
Haircuts on trading securities computed pursuant to Rule 15c3-1(c)	2,644
Net Capital	90,765
Less: Net capital requirement (greater of $5,756, 6 2/3% of aggregate indebtedness of $86,340, or $50,000)	50,000
Net Capital in Excess of Requirement	$ 40,765
Computation of Aggregate Indebtedness:	
Aggregate indebtedness, per Exhibit A	86,340
Less: Non-Aggregate indebtedness liabilities	-
Aggregate Indebtedness	$ 86,340
Percentage of Aggregate Indebtedness to Net Capital	95%

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
May 31, 2013

The company clears all customer transactions through Pershing LLC on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
May 31, 2013

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2013) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus report	$	90,766
Adjustments:		
Rounding		
Total Adjustments		(1)
Net Capital, per Audit Report - Schedule 1	$	90,765

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2013) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) Focus Report	$	86,339
Adjustments:		
Rounding		
Total Adjustments		1
Requirement, per Audit Report - Schedule 1	$	86,340

The accompanying notes are an integral part of these financial statements

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA
STEPHEN M. RUGGIERO, CPA, MST

JOSEPH A. BERNARDI, CPA
(1943-2010)

TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

APPENDIX A
REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, Connecticut 06033

In planning and performing our audit of the financial statements of Buell Securities Corp. as of and for the year ended May 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the praces and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We have also considered the Anti-Money Laundering (AML) Compliance and Supervisory Procedures of Buell Securities Corp. as of May 31, 2013, as required by the USA Patriot Act of 2001 and NASD Rule 3011. These procedures are the responsibility of the Company's management. Our responsibility was to determine the adequacy of and adherence to these procedures, based on our findings.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the Patriot Act) requires broker-dealers to implement certain recordkeeping and reporting requirements. They should also establish an antimoney laundering (AML) program, which, at a minimum, contains the following components: (1)

development of internal policies, procedures, and controls; (2) designation of a compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test programs.

Broker-dealers are required to establish, document, and maintain a written customer identification program (CIP). This program should be appropriate for the firm's size and business, be part of the firm's AML compliance program, and, at a minimum, should contain the following 4 elements: (1) establishing identity verification procedures; (2) maintaining records related to CIP; (3) determining whether a customer appears on any designated list of terrorists or terrorist organizations; and (4) providing customers with notice that information is being obtained to verify their identities. The CIP rule provides that, under certain defined circumstances, broker-dealers may rely on the performance of another financial institution to fulfill some or all of the requirements of the broker-dealer's CIP.

Among other things, these rules require that firms independently test their AML programs. The independent tests should occur on an annual basis for most firms. Many broker-dealers are concerned about the independent testing requirement and its impact on their auditors' independence. Firms may use internal staff as long as they are independent from the AML program itself and have the knowledge they need to effectively evaluate a firm's AML system, as well as a qualified outside party.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Buell Securities Corp., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Alfin, Fagin + Falce LLP

ALFIN, FAGIN & FALCE, LLP
Farmington, CT
Certified Public Accountants

June 13, 2013

ALFIN, FAGIN & FALCE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA
STEPHEN M. RUGGIERO, CPA, MST

JOSEPH A. BERNARDI, CPA
(1943-2010)

TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, Connecticut 06033

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments - General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2013, which were agreed to by Buell Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Buell Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Buell Securities Corp.'s management is responsible for the Buell Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Alfin Fagin + Falce LLP

ALFIN, FAGIN & FALCE, LLP
Certified Public Accountants
July 29, 2013

Buell Securities Corp.
SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4) - Schedule of Assessment Payments
For the period 6/1/12 - 5/31/13

Form	Period	General Assessment	Amount Paid	Overpayment Applied	Balance Due	Date Paid	Collection Agent
SIPC - 6	6/1/12 - 11/30/12	2,290	(2,290)		-	12/20/12	FINRA
SIPC - 7	6/1/12 - 5/31/13	4,647	(2,357)	(2,290)	-	7/29/13	FINRA

NOTE:
The amount paid from the SIPC - 6 was properly applied to the SIPC - 7 assessment balance.